Exhibit 99.1

 REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of the shareholders of New Found Gold Corp. (the “Company”) held on December 8, 2022 (the “Meeting”).

Total Shares Voted 76,461,911

Total Shares Issued and Outstanding as at Record Date (November 3, 2022) 168,942,935

Total Percentage of Shares Voted 45.26%

Business of the Meeting

1.
The shareholders of the Company (the “Shareholders”) voted to appoint Crowe Mackay LLP as auditor of the Company until the next annual general meeting of the Company and the board of directors of the Company was authorized to fix their renumeration:

MATTER	OUTCOME OF VOTE
	Outcome	% Votes FOR	% Votes AGAINST	% Votes WITHHELD
Appoint Crowe MacKay LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration	Carried	99.96	0.00	0.04

2.
The Shareholders voted to elect the following nominees as directors of the Company to hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his office is earlier vacated in accordance with the provisions of the Articles of the Company or the Business Corporations Act (British Columbia).

MATTER	OUTCOME OF VOTE
	Outcome	% Votes FOR	% Votes AGAINST	% Votes WITHHELD
Elect the following persons as directors of the Company until the next annual meeting:
Douglas Hurst	Carried	95.31	0.00	4.69
Collin Kettell	Carried	95.32	0.00	4.68
Denis Laviolette	Carried	99.43	0.00	0.57
Vijay Mehta	Carried	99.89	0.00	0.11
Raymond Threlkeld	Carried	99.91	0.00	0.09

NEWFOUND GOLD CORP255255

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	1

Exhibit 99.1

3.	The Shareholders voted to approve the Company’s amended stock option plan, as follows:
MATTER	OUTCOME OF VOTE
	Outcome	% Votes FOR	% Votes AGAINST	% Votes WITHHELD
Ratify, confirm, and approve the Company’s Amended Stock Option Plan	Carried	88.18	11.82	0.00

No other business was voted upon at the Meeting.

Dated at Vancouver, British Columbia this 8th day of December 2022.

NEW FOUND GOLD CORP.

“Michael Kanevsky”

Michael Kanevsky
Chief Financial Officer

NEWFOUND GOLD CORP255255

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	2